4/30/02

02033901

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

The BOC Group plc
(Name of Registrant)

Chertsey Road, Windlesham,
Surrey, GU20 6HJ
England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A)

Encs.

1. A notification dated 2 April 2002 advising that BOC had completed the acquisition of the turbomolecular pump business from Seiko Instruments Inc.

2. A notification dated 2 April 2002 advising that Janus Capital Corporation had notified that they held a 3.04% interest in the issued share capital of The BOC Group plc.

3. A notification dated 3 April 2002 advising that The BOC Group plc was launching an inaugrual issue of the recently launched £600m EMTN Programme.

4. A notification dated 5 April 2002 advising that BOC had sold its glass coating business to Von Ardenne Anlagentechnik.

5. A News Release dated 9 April 2002 advising the establishment of a joint venture with Sinopec Yangzi Petrochemical Corp to meet expanding industrial gases requirements in Nanjing, China.

6. A notification dated 15 April 2002 advising that The Capital Group Companies, Inc had increased their interest in the issued share capital of The BOC Group plc to 4.03% from 3.44%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorised.

The BOC Group plc

Date: 1 May 2002

By: ______________________

Carol Hunt
Deputy Company Secretary

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 11.26 HRS ON 2 APRIL 2002 UNDER REF. NO. 8616T

2 April 2002

BOC completes acquisition of turbomolecular pump business from Seiko Instruments Inc.

The BOC Group confirmed today that it has completed the purchase of the turbomolecular pump business from Seiko Instruments Inc. (SII's) for approximately £70 million. BOC announced on 5 February 2002 that a letter of intent had been signed but that final contract signature was subject to various conditions and regulatory approvals; these have now been satisfactorily resolved.

As well as the SII turbomolecular pump business, which has development and production facilities at Narashino in Chiba Prefecture, Japan, the deal includes SII's 87.5% stake in Société de Mécanique Magnétique (S2M), the French company that supplies controllers for Seiko's pumps.

As stated in the 5 February announcement, management expects the acquisition to be broadly neutral to BOC Group earnings in current market conditions and increased sales volume would be expected to lead to enhanced earnings.

Contact: Christopher Marsay, Group Manager - Investor Relations, The BOC Group
Tel. 01276 477222 (International +44 1276 477222)

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 11.53 HRS ON 2 APRIL 2002 UNDER REF. NO. 8649T

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The BOC Group plc

2. Name of shareholder having a major interest

Janus Capital Corporation

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See additional information

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary shares of 25p each

10. Date of transaction

28 March 2002

11. Date company informed

2 April 2002

12. Total holding following this notification

15,064,842

13. Total percentage holding of issued class following this notification

3.04%

14. Any additional information

In a letter dated 1 April 2002 and received on 2 April 2002 The BOC Group plc has been notified pursuant to section 198 of the Companies Act that as at 28 March 2002 Janus Capital Corporation has a 3.04% notifiable interest in the issued Ordinary share capital of the Company.

Janus Capital Corporation holds all shares attributed to it solely in its capacity as investment adviser to Janus Capital Corporation clients.

15. Name of contact and telephone number for queries

Carol Hunt Tel: 01276 807759

16. Name and signature of authorised company official responsible for making this notification

Carol Hunt, Deputy Company Secretary

Date of notification

2 April 2002

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 14.37 HRS ON 3 APRIL 2002 UNDER REF. NO. 9575T

3 April 2002

THE BOC GROUP – STERLING EUROBOND

The BOC Group plc (A2/A+) is pleased to announce it has appointed Barclays Capital and Deutsche Bank as joint bookrunners on their forthcoming Sterling Eurobond transaction. This will be the inaugural issue of their recently launched £600 million Euro MTN Programme that was arranged by Deutsche Bank. The issue will be launched following a roadshow, due to commence 9th April, subject to market conditions.

For further information please contact:

Daniel Shook, Group Treasurer
Christopher Marsay, Group Manager – Investor Relations
Telephone: 01276 477222 (International + 44 1276 47222)

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 09.24 HRS ON 5 APRIL 2002 UNDER REF. NO. 0761U

5 April 2002

BOC sells its glass coating business to Von Ardenne Anlagentechnik

Windlesham, 5 April 2002 - BOC Coating Technology, part of BOC Edwards, has today announced the sale of its glass coating business to Von Ardenne Anlagentechnik GmbH, Dresden, Germany. Von Ardenne has incorporated a new subsidiary company, Von Ardenne Coating Technology, Inc., to acquire the business, which consists of net assets of less than £10 million.

BOC Coating Technology, of which the glass coating business is part, is based in Fairfield, California and employs around 120 people. About 70 of the BOC Coating Technology permanent staff will transfer to the new company.

Dr. Peter Lenk, Chief Executive of Von Ardenne, commented that this was an important milestone in the growth of Von Ardenne Anglagentechnik, which began in 1995. This is the first investment of the Dresden company in a business outside Germany.

"Raj" Rajagopal, Chief Executive – BOC Edwards, added, "BOC Edwards is concentrating on the semiconductor industry and applications for vacuum technology in a number of specialist markets. The glass coater business sits more comfortably in the hands of a company whose capabilities cover a range of large industrial vacuum systems and we expect the business to flourish in the years to come."

Temescal, the other business at the Fairfield facility, will be retained by BOC and will remain at Fairfield for the time being.

Contacts:

Christopher Marsay, Group Manager - Investor Relations
Nigel Abbott, Group Manger – Public Relations
The BOC Group, Windlesham, UK
Telephone 01276 477222 (International +44 1276 477222)

Dr. Peter Lenk, Chief Executive
VON ARDENNE ANLAGENTECHNIK GMBH
Plattleite 19/29
01324 Dresden, Germany
Telephone +49 351 26 37 -3 00
office@ardenne-at.de

THE BOC GROUP

Chertsey Road, Windlesham, Surrey GU20 6HJ
Tel: 01276 477222 Fax: 01276 471333 (International: +44 1276)

NEWS RELEASE

FOR IMMEDIATE RELEASE
9 April 2002

BOC and Sinopec-YPC form industrial gases joint venture in China

Investment is BOC's largest in China

WINDLESHAM, UK, April 9, 2002 -- BOC and Sinopec Yangzi Petrochemical Corp. (Sinopec-YPC), a subsidiary of the Sinopec Group, have formed a joint venture known as Nanjing BOC-YPC Gases Company Ltd. (BYG) to meet expanding industrial gases requirements in Nanjing, China.

BYG has entered into long-term supply agreements with two major industrial gas users in the area. These customers are an existing, large YPC Petrochemical Co. Ltd. complex and a new, US$3 billion integrated petrochemical complex now under construction by BASF-YPC Company Ltd., a joint venture between BASF Corp. of Germany and Sinopec-YPC. The new complex will make a range of products, many of which will be used in the production of plastics, coatings and textiles. It is expected to be completed early in 2005.

BYG's first project is an initial investment of nearly US$100 million by 2004. The investment, BOC's largest in China to date, includes the acquisition of three existing air separation assets formerly owned by Sinopec-YPC, and the construction of an additional air separation unit. The completed facility will produce some 2,600 tonnes per day of gaseous oxygen, over 2,000 tones per day of gaseous nitrogen and liquefied product for the local merchant market.

Nanjing is located at one end of the Nanjing-Shanghai corridor, some 300 kilometres west of Shanghai. It is known as "the chemical city of China" and is a centre for the country's expanding chemicals, petroleum and steel industries.

Dick Grant, chief executive of BOC Process Gas Solutions, says the Nanjing project is representative of other large, integrated projects BOC is developing for its customers around the world. "BOC is committed to working closely with global customers like BASF to understand and meet their needs. In particular, we are looking forward to a very positive relationship with Sinopec, one of the most prestigious companies in Asia," Grant said.

Sinopec-YPC President Tang Min said, "I am very pleased to see that Sinopec-YPC has established a long-term partnership with BOC. This cooperation has created a new model for YPC cooperation with foreign investors. I believe the establishment of the joint venture will have a very positive impact on the development of the chemical industry in the Nanjing Petrochemical Park and surrounding areas, and will contribute to the long-term, sustainable development of YPC and BOC's business in China."

Bernd Blumenberg, president, BASF-YPC, says, "I am confident that BYG will be a highly reliable supplier. I am looking forward to a long-term mutually beneficial relationship."

Yangzi Petrochemical Co,. Ltd., one of Sinopec Corp.'s major subsidiaries, is listed in Shenzhen Stock Exchange (A000866). As one of the five largest petrochemical bases in China, YPC has 14 sets of petrochemical plants, including a 650,000 tonnes per annum (tpa) ethylene cracker, a 850,000 tpa combined aromatic complex and 5.5million tpa refinery etc. and produces varieties of polyolefin plastics, polyester material, base organic chemical material and oil products. More detailed information can be obtained at www.YPC.com.cn

BOC Process Gas Solutions is one of three lines of business within The BOC Group. Process Gas Solutions provides a variety of products and services to companies in a range of industries, from oil refining to food preparation and production. As a strategic supplier to the chemicals industry, PGS delivers high-quality nitrogen, oxygen and hydrogen for upstream and downstream needs, along with a variety of technologies to reduce costs while improving efficiency and environmental performance.

The BOC Group (LSE:BOC), the worldwide industrial gases, vacuum technologies and distribution services company, serves two million customers in more than 50 countries. It employs some 43,000 people and had annual sales over $6 billion in 2001. Further information about The BOC Group may be obtained on the Internet at www.boc.com.

Contacts: Christopher Marsay, Group Manager - Investor Relations
Nigel Abbott, Group Manger – Public Relations
The BOC Group, Windlesham, UK
Telephone 01276 477222 (International +44 1276 477222)

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 12.16 HRS ON 15 APRIL 2002 UNDER REF. NO. 5316U

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The BOC Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See additional information

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary shares of 25p each

10. Date of transaction

11 April 2002

11. Date company informed

12 April 2002

12. Total holding following this notification

19,953,058

13. Total percentage holding of issued class following this notification

4.03%

14. Any additional information

In a letter dated 12 April 2002 The BOC Group plc has been notified pursuant to section 198 of the Companies Act that The Capital Group Companies, Inc has a 4.03% (previously 3.44%) notifiable interest in the issued Ordinary share capital of the Company.

This notifiable interest is held by investment management companies, of which The Capital Group Companies, Inc is the parent, as detailed below:

Capital Guardian Trust Company	11,535,748	2.33%
Capital International Limited	6,342,610	1.28%
Capital International S.A.	374,700	0.08%
Capital Research and Management Company	1,700,000	0.34%

Neither The Capital Group Companies, Inc nor any of its affiliates own shares for its own account. The shares above are owned by accounts under the discretionary investment management of one or more of the investment management companies listed above.

15. Name of contact and telephone number for queries

Carol Hunt Tel: 01276 807759

16. Name and signature of authorised company official responsible for making this notification

Carol Hunt, Deputy Company Secretary

Date of notification

15 April 2002